INTERNATIONAL ELECTRONICS, INC
427 TURNPIKE STREET
CANTON, MA  02021-2709  U.S.A

December 30, 1997

Mr. Chris Hentschel
International Electronics, Inc.
427 Turnpike Street
Canton, MA  02021

Dear Chris:

You have indicated some concern about what would happen to your employment if International Electronics, Inc. (“IEI”) is acquired by another company.  This letter will confirm IEI’s agreement as a term of your employment, that you will be entitled to 12 months of your then compensation if you are terminated without cause within 12 months of such an acquisition of IEI.  For the purpose of this agreement, termination without cause shall be any termination after an acquisition other than a termination because of your dishonesty, theft, gross misconduct, disclosure of trade secrets, aid of a competitor, voluntary resignation or withdrawal for any reason other than a refusal by you to relocate as described below, death, or because you are disabled so that you are unable to perform the services which you are to provide to IEI for a period of 40 week days in a continuous period of 6 months by reason of physical or mental illness or incapacity.  It will not be deemed to be a voluntary termination if you resign because IEI (or its successor) after an acquisition effectively requires you to change your primary residence to keep your job, by making it materially inconvenient for you to relocate your primary place of business and you refuse because it would be materially inconvenient to do so without changing your primary residence, and as a result IEI (or its successors) terminates your employment.

The Board of Directors of IEI has voted a resolution consistent with this letter agreement which is intended to confirm a change in your employment.  This letter is signed as an instrument under seal as of the date above written.  Other than as provided herein, this letter is not intended to change any of the terms and condition of your employment, nor to imply that you

• PHONE 617-821-5566 • FAX 617-821-4443	• SALES 800-343-9502 • IN MA SALES 800-733-9502

have any continuing right to be employed by IEI.  Please confirm your understanding of the foregoing by signing where provision is made below.

Cordially yours,

International Electronics, Inc.

	By:	/s/ John Waldstein
John Waldstein

The foregoing confirms my understanding:

/s/ Chris Hentschel